VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	1,084,842
Investments in marketable securities (cost $5,014,155)		5,308,316
Distribution income receivable		19,853
Commissions receivable		8,795
Due from affiliates		3,026,690
Prepaid expenses and other current assets		902,051
Furniture and equipment, less accumulated depreciation of $287,222		102,595
Total assets	$	10,453,142

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,553,894
Income tax payable		11,147
Deferred tax liability		81,684
Total liabilities		1,646,725
Stockholder's equity:		
Common stock, par value $1 per share; authorized and issued 10,000 shares		10,000
Additional paid-in capital		86,421,348
Accumulated deficit		(77,624,931)
Total stockholder's equity		8,806,417
Total liabilities and stockholder's equity	$	10,453,142

See accompanying notes to financial statements.